Exhibit 1.02

Johnson & Johnson
Conflict Minerals Report
For the Calendar Year Ended December 31, 2013

I.    Introduction
Johnson & Johnson is the parent company of various subsidiaries (the “J&J Operating Companies”) engaged in the manufacture and sale of a broad range of products in the health care field. In this report, references to the “Company” refer to Johnson & Johnson together with the J&J Operating Companies. The Company’s operations are organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics (“MD&D”).
Rule 13p-1 under the Securities Exchange Act of 1934 and Form SD (together, the “Rule”) require a public reporting company to conduct certain inquiries and due diligence, and make related disclosures, when the company manufactures or contracts to manufacture products for which specified minerals are necessary to the functionality or production of those products. The specified minerals, defined by the U.S. Securities and Exchange Commission as “conflict minerals,” are columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten, and gold. The statute underlying the Rule, Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, was prompted by the U.S. Congress’ concern that exploitation and trade of conflict minerals in the Democratic Republic of Congo (the “DRC”) and neighboring countries (together with the DRC, referred to as the “Covered Countries”) is helping to finance armed groups engaging in extreme levels of violent conflict and committing human rights abuses, creating a humanitarian crisis.
Pursuant to the Rule, if, following a good faith reasonable country of origin inquiry (“RCOI”), a company knows or has reason to believe that any of the necessary conflict minerals in its supply chain may have originated in the Covered Countries and may not be from recycled or scrap sources, then the company must exercise due diligence on the source and chain of custody of such conflict minerals and file a report describing its due diligence measures. This Conflict Minerals Report (the “Report”) has been prepared pursuant to the Rule and describes the Company’s RCOI and due diligence framework and efforts for the reporting period January 1, 2013 to December 31, 2013.
II.    Conflict Minerals Program - Management Framework
Conflict Minerals Core Team
In anticipation of implementation of the final Rule, the Company began creating the framework for a conflict minerals compliance program (the “Program”). With the sponsorship of senior management in the Procurement, Legal, Finance and the Environment, Health, Safety & Sustainability (“EHS&S”) Departments, a centralized, cross-functional conflict minerals governance team (the “Core Team”) was formed to oversee the design, development, and implementation of the Program. A dedicated position, the Director of Procurement Sustainability, was created by Supply Chain Procurement management to lead procurement sustainability initiatives, including the Program.
The Director of Procurement Sustainability heads the Core Team, which typically meets at least once a month, and consists of members from the following functional areas: Legal; Finance; EHS&S; Internal Audit; and Corporate Citizenship. Members of the Core Team have formed and participate in industry groups, forums, and conferences focused on compliance with the Rule and responsible sourcing of conflict minerals. Core Team members have participated in the education and training of internal and external stakeholders on the requirements of the Program, and periodically report to senior management on Program developments and progress.
The Core Team engaged consultants from one of the four largest multi-national public accounting and consulting firms (the “Consultant”) to advise on the design of the Program, including the management framework and methodologies for the RCOI and due diligence processes, including: determination of in-scope products and suppliers; education and engagement of suppliers to solicit information about the existence and sourcing of conflict minerals in supplier-provided materials, components and products; and quality assurance and verification processes. These processes are described further below. The overall Program was designed to conform, in all material respects, to the framework in the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), specifically as they relate to the Company’s position in the minerals supply chain as a “downstream company”.
In 2013, the Core Team engaged a third-party vendor (the “Vendor”) with a recognized expertise in supply chain due diligence to facilitate supplier engagement activity and to assist the Company in collecting, analyzing, verifying, and storing supplier-provided data for the Program.
Determination of In-Scope Products and Related Suppliers
All product lines manufactured or contracted to be manufactured by the Company throughout the Company’s three business segments were assessed to determine whether they potentially contained tin, tungsten, tantalum or gold (“3TG”). For each product line, a team of key internal stakeholders comprised of relevant supplier relationship managers (“internal SRMs”), engineers, product formulators, and research and development (“R&D”) personnel reviewed product documentation and specifications to identify, to the best of their ability, metals content, and then subsequently, 3TG content. Product lines with known 3TG content, or a high likelihood of 3TG content, were flagged as being in-scope for further investigation. These product lines are referred to in this Report collectively as the “In-Scope Products.” The Company’s immediate suppliers for these In-Scope Products were identified and compiled into a master list of 568 suppliers (the “Master List”).
Through this initial screening process, the product teams determined, to the best of their knowledge, that the Company’s: (i) Pharmaceutical segment did not have any In-Scope Products; (ii) Consumer segment had a small number of products containing electronic components that were deemed to be In-Scope Products; and (iii) MD&D segment contained the vast majority of the In-Scope Products due to the presence of metal alloys and electronic components. The MD&D In-Scope Products encompass many categories of medical devices, including, but not limited to: surgical equipment and devices; orthopaedic and neurological devices; cardiovascular products; professional diagnostic products; blood glucose monitors and insulin delivery products; and sterilization products.
Statement on Conflict Minerals
In 2013, the Company adopted and published its Statement on Conflict Minerals (the “Statement”), which sets forth the Company’s commitment to work toward the elimination, over time, of conflict minerals in its products that are found to have originated in the Covered Countries and to have financed or otherwise benefited armed groups there. The Statement also sets forth expectations for suppliers doing business with the Company to (a) source materials from suppliers who also source responsibly, including from conflict-free mines in the Covered Countries; (b) conduct the necessary due diligence to verify country of origin and source of the metals used in the materials, components and products supplied to the J&J Operating Companies and; (c) utilize any conflict-free smelter/refiner programs that are available. The Statement can be found on the Company's website under “Manufacturing and Procurement” at: http://www.jnj.com/caring/citizenship-sustainability/policies-and-statements.
Supplier Engagement
The metals supply chain is global and complex. As a “downstream company” in the metals supply chain, the Company is many tiers removed from smelters and refiners (“SORs”) that process the metals found in its final products, and there are many intervening third parties between the original sources of conflict minerals and the Company. The Company, therefore, must rely on its immediate suppliers, with which it has business relationships, to provide information regarding the sourcing, including country of origin, of necessary conflict minerals in the In-Scope Products. The Company’s immediate suppliers, in turn, typically, are also downstream in the supply chain and have similar challenges in achieving supply chain transparency. In addition, because the Company manufactures and sells highly regulated health care products, the supplier selection process is lengthy and complex, requiring rigorous, multi-level regulatory and quality assessments and approvals. Therefore, it can be difficult to switch to another supplier if an existing supplier is not responsive to the Company’s Program, making supplier engagement and participation especially important.
Supplier Education and Awareness
Early in the Program, the Director of Procurement Sustainability and the Consultant held over 40 webinars to increase awareness, both internally and externally, of the new conflict minerals regulations, and to encourage participation in, and reinforce the importance of, the planned supplier survey process. According to attendance logs, over 350 suppliers from the Master List attended those webinars, as did a majority of the internal SRMs who support those suppliers.
In the spring of 2013, all suppliers on the Master List were sent a letter from Supply Chain Procurement management describing the Program requirements, providing a copy of the Company’s Statement, and advising that they would be asked to participate in an upcoming survey requesting information regarding the origin and sourcing of 3TG in their raw materials, components, sub-assemblies and finished goods (collectively referred to as “supplier goods”) supplied to the Company.
Incorporation of Expectations into Supply Contracts
The goals and expectations contained in the Company’s Statement were incorporated into the standard terms of the Company’s Supply Chain master supply agreement template, and beginning in May 2013, have been integrated into contractual agreements with suppliers as these master agreements are executed with new suppliers and renewed with existing suppliers. Note, because most supply contracts have multi-year terms, it will take a number of years to ensure all supplier contracts contain the appropriate conflict minerals-related clauses.
Under these terms, suppliers agree to comply with the expectations set forth in the Statement, including providing the Company with information regarding the country of origin and source of conflict minerals used in the supplier goods sold to the Company. If a supplier is found to not be in compliance with these objectives, the supplier is expected to develop, implement and document plans to remedy the non-compliance. The Company has the right to terminate its relationship with the supplier in the event of continued non-compliance that cannot be resolved.
Supplier Survey Process
In early fall of 2013, the suppliers on the Master List were provided access to the Vendor’s conflict minerals on-line platform on behalf of the Company, including a survey using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (the “Template”). The Template includes questions regarding the origin of 3TG in the supplier’s products, the supplier’s due diligence framework, whether the 3TG came from recycled or scrap sources, and SOR information. The platform also provides suppliers with resources and educational tools to gain a better understanding of the requirements of the Rule.
If a supplier was not responsive, the Vendor had a defined process by which to follow-up by both email and phone, including offering assistance and further information about the requirements of the Rule and the Program. If after the described outreach efforts a supplier still did not register with the Company’s conflict minerals platform and respond to the survey, the relevant internal SRMs were asked to directly contact those suppliers for a response and information.
Engagement of Key Suppliers
Members of the Core Team focused engagement efforts toward the Company’s top suppliers based on a combination of the amount spent by the Company with these suppliers, the nature of their relationship with the Company and other strategic factors. Early in the Program, and on a regular basis throughout the due diligence process, the Director of Procurement Sustainability, as well as many members of the Core Team, engaged directly with these suppliers, educating them on the requirements of the Rule and the information being requested under the Program, and discussing the status and design of their conflict minerals due diligence programs, resulting in increased understanding of, and alignment with, the Company’s expectations.

Communication Mechanisms
The Company set up a dedicated conflict minerals electronic mailbox that is used for communications with suppliers. In addition, the Company has a hotline (www.CredoHotline.com) that provides a mechanism for anyone to anonymously report conduct they know or believe is in violation of Company guidelines or policies, including any concerns related to the conflict minerals supply chain.
III.     Assessment of Risk in the Supply Chain
Analysis of Supplier Responses
For the 2013 reporting year, 387 of the 568 suppliers on the Master List (68%) submitted responses to the survey.
217 of the 387 suppliers who submitted surveys declared that their goods supplied to the Company did not contain any 3TG. For these “no 3TG” responses, the internal SRM for the relevant supplier was asked to review the response against his or her knowledge of the relevant In-Scope Products. If the internal SRM was able to corroborate the supplier’s response, the supplier’s goods were deemed not to contain necessary conflict minerals, and the suppliers were removed from further inquiries and due diligence in the 2013 reporting year.
170 of the 387 suppliers who submitted surveys declared that their goods supplied to the Company did contain 3TG. The Vendor evaluated these supplier survey responses for completeness, consistency and plausibility. Each supplier’s survey was reviewed by the Vendor to determine whether the supplier had its own due diligence framework in place, whether the supplier received completed surveys from all of its immediate suppliers, and whether the supplier identified any SORs. Cautionary flags were raised throughout the Vendor’s assessment if a supplier response required follow-up for clarification.
SOR Verification
SORs, given their position upstream in the supply chain, are in a better position to know the source of 3TG coming into their facilities. Therefore, the Company attempted to identify risks in its supply chain by assessing the due diligence practices of the SORs associated with its In-Scope Products.
Less than half of the responding 3TG suppliers provided SOR information for all applicable metals, and those that provided such information identified hundreds of entities alleged to be SORs. If SOR information was provided by a supplier, the Vendor first attempted to verify that the entities identified as SORs were actually metals processors. Where it was found that the name of an entity provided as an SOR was not directly involved in the smelting, refining or recycling of the relevant metal, the supplier who provided the information was contacted to attempt to obtain additional information about the origin of its 3TG.
If an SOR name was verified as a metals processor, then the Vendor attempted to match the SOR to available lists of SORs that have been certified by internationally-recognized validation schemes, such as the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery program and the Responsible Jewellery Council Chain-of-Custody Certification program. Suppliers associated with certified SORs were assumed to have responsibly obtained the relevant 3TG from sources that did not directly or indirectly finance or otherwise benefit armed groups in the Covered Countries.
If an SOR was not certified by an internationally-recognized validation scheme, the Vendor (i) attempted to contact the SOR to gain more information about its sourcing practices and (ii) conducted additional internet research regarding the SOR’s sourcing practices.
Considerations Regarding Survey Responses
Although the Company requested information regarding supplier goods provided specifically for its own products, a portion of the suppliers responded generally to the survey at a company or divisional level, providing the same answers that they provided to every customer requesting conflict mineral information. Therefore, the Company was unable to determine whether any 3TG reported by those suppliers to be contained in supplier goods supplied to the

Company was actually in the Company’s products or to validate that any of the identified SORs were actually in the Company’s supply chain.
In addition, because the question in the CFSI Template regarding use of recycled or scrap materials in the In-Scope Products did not ask whether the supplier uses recycled or scrap materials 100% of the time, the Core Team determined that it could not rely on any such representations for the 2013 reporting year. In April 2014, CFSI adopted an updated Conflict Minerals Reporting Template, which includes a revised question regarding the use of recycled or scrap materials, and the Company will use that updated template for the 2014 survey process.
Conclusion
For the 2013 reporting period, the Company does not have conclusive information regarding the country of origin of, or facilities used to process, the necessary conflict minerals in any of the In-Scope Products. The Company’s efforts to determine the mine or location of origin of the necessary conflict minerals in the In-Scope Products with the greatest possible specificity consisted of the due diligence measures described in this Report, and although a portion of the SORs identified were matched to certified lists, no In-Scope Product included its necessary conflict minerals from all certified SORs. Because the majority of information received from the Company’s immediate suppliers was not complete, accurate or reliable, and taking into account the considerations regarding survey responses described above, the verification and quality assurance processes described above are ongoing.
IV.    Supply Chain Risk Management and Mitigation
Report to Senior Management
Following the Core Team’s review of the 2013 results, the Core Team reported such findings to senior management and provided this Conflict Minerals Report for review.
Risk Management and Mitigation Plan
With the conflict minerals regulatory regime in its infancy, it will take time for the various supply chain and industry participants to institute programs and agreed processes to gather verifiable information on conflict minerals sourcing and chain of custody. The Company’s due diligence program is an iterative process and progress will be incremental over time.
In planning for the future, one step the Company is taking to manage the challenge of non-responsive suppliers is the Director of Procurement Sustainability has begun to work with Procurement and R&D teams in the Company’s businesses to incorporate information about suppliers’ past responsiveness to the Company’s expectations related to the Program in the supplier selection process for new product development.
In addition, the Company plans to take the following steps to improve its due diligence processes and work toward further mitigating the risk that the necessary conflict minerals in its products could finance or benefit armed groups in the Covered Countries:

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Enhance and Refine Due Diligence Measures. Based on learnings from the 2013 supplier survey process, the Core Team will work internally and with the Vendor to enhance its supplier survey and due diligence processes. For example, as noted above, the Company will use CFSI’s updated template in its 2014 supplier survey process, which should lead to clearer responses regarding the use of recycled and scrap materials. The Company also plans to refine its due diligence practices and framework as industry practice expands and evolves.

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Expand and Improve Supplier Engagement. With the goal of increasing the quantity and quality of survey responses, the Company will continue to reach out to suppliers, support education and training, and integrate expectations regarding the Program into new supplier contracts and those coming up for renewal. The Company also will seek to increase training and involvement of internal stakeholders, such as SRMs from Procurement and product stewards from EHS&S.

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Increase Participation in Industry Efforts Relating to SOR Sourcing Practices. The Company will strive to build due diligence capacity and enhance awareness of SOR sourcing practices. In the coming years, the Company will look to engage in industry efforts to encourage SORs to improve their own due diligence processes and procedures and implement their own independent, third-party audits.

V.    Independent Third-Party Audit of SOR Due Diligence Practices
The Company does not have a direct relationship with any SORs, and therefore does not perform direct audits of the due diligence practices of these entities. The Company must instead rely on internationally-recognized validation schemes that facilitate independent third-party audits of SORs and validate that an SOR has met the requirements of the OECD Guidance. In 2013, the Company supported efforts to encourage tungsten smelters to participate in the CFSI Conflict-Free Smelter program. In the future, the Company will look for additional ways to engage in industry efforts to build SOR validation schemes.
VI. Report on Supply Chain Due Diligence
As indicated in the Form SD, this Report is publicly available on the Company’s website at http://www.jnj.com/caring/citizenship-sustainability/strategic-framework/conflict-minerals and http://www.investor.jnj.com/governance/sec-filings.cfm, and, as indicated above, the Company’s Statement on Conflict Minerals is publicly available on the Company’s website under “Manufacturing and Procurement” at http://www.jnj.com/caring/citizenship-sustainability/policies-and-statements.